Exhibit 99.1
FOR IMMEDIATE RELEASE

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	7 May 2009
SIMS METAL MANAGEMENT ANNOUNCES RESULTS FOR NINE
MONTHS ENDED 31 MARCH 2009
Highlights (Unaudited)
•	Sales revenue of $7.3 billion up 64 percent on prior corresponding period

•	EBITDA of $279.5 million down 28 percent on prior corresponding period

•	EBIT of $151.4 million (before non-cash goodwill impairment charge of $173.0 million) down 54 percent on prior corresponding period

•	Net profit after taxes of $79.0 million (before non-cash goodwill impairment charge)

•	Earnings per share of 43.6 cents (before non-cash goodwill impairment charge)

•	Net loss after taxes of $94.0 million (after non-cash goodwill impairment charge)

•	Loss per share of 51.9 cents (after non-cash goodwill impairment charge)

•	Balance sheet remained strong as of 31 March 2009 with net debt representing less than 4 percent of total capitalisation
Financial Results for Nine Months Ended 31 March 2009
Sims Metal Management today announced a net loss after taxes for the nine months ended 31 March 2009 of $94.0 million, which included a non-cash goodwill impairment charge of $173.0 million. Earnings before consideration of the non-cash goodwill impairment charge was $79.0 million. EBITDA (earnings before interest, tax, depreciation and amortisation) was $279.5 million, down 28 percent on the prior corresponding period. The Company’s financial results reflect the impact of the global economic recession, which has resulted in markedly lower commodity prices, diminished flows of scrap metal and decreased steel and metal production. Sales revenue increased 64 percent on the prior corresponding period to $7.3 billion, due to the merger with Metal Management Inc. (MMI).
Financial Results for Three Months Ended 31 March 2009
In the third quarter ended 31 March 2009, Sims Metal Management had a net loss of $14.6 million while generating EBITDA of $25.4 million. EBIT was a loss of $20.9 million. The Company recorded provisions in the quarter related to inventory adjustments and redundancy accruals of approximately $6.5 million and $2.2 million, respectively, and costs incurred in connection with the implementation of Sarbanes-Oxley compliance initiatives were $2.7 million in the quarter. The non-cash goodwill impairment charge of $173.0 million previously announced on 19 February 2009 had no impact on the third fiscal quarter results and the impact of contract renegotiations was insignificant in the third fiscal quarter.
Group Chief Executive Officer Daniel W. Dienst stated, “In our third fiscal quarter we continued to face headwinds due to the unprecedented deterioration in global manufacturing, as evidenced by historically low steel and metal production and steel mill and smelter capacity utilisation. Scrap prices, while improved as compared to the November 2008 levels, remained weak and volatile in our third quarter. Scrap flows also remained relatively weak in our third quarter, which we anticipated due to the direct correlation between prices and volumes, though we did see some sequential improvement in flows.”

Mr. Dienst continued, “Our results were positively impacted by the aggressive cost reduction strategies we have implemented at our operations around the world. In the overall context of the global economic downturn, we are proud to have generated positive EBITDA of $25.4 million and a net loss of only $14.6 million or 8.03 cents per share in the third fiscal quarter. It is a further testament to our employees’ commitment and leadership that, in the face of such adverse economic conditions, we were able to maintain an extremely strong balance sheet with marginal borrowing on a net debt basis at 31 March 2009. With cost-cutting initiatives taking root, a steadier pricing environment and a return to somewhat more normalised trading conditions, we are cautiously optimistic that we have stabilised our business and are well positioned for current or better market conditions. Sims Metal Management is the global recycling leader and, with the best workforce in the industry, we are confident that the Company is poised for solid growth and profitability as and when conditions so allow.”
North America
Sales revenue was up 134 percent on the prior corresponding nine month period to $5.5 billion. On a U.S. dollar equivalent basis, sales revenue was up 96 percent on the prior corresponding nine month period to US$4.1 billion. EBIT (earnings before interest and tax) in the nine months ended 31 March 2009 was a loss of $8.6 million.
EBIT before non-cash goodwill impairment ($173 million), inventory adjustments ($77 million) and non-ferrous contract renegotiations ($24 million) was $265.4 million in the nine months ended 31 March 2009. North America has been negatively impacted by low scrap intake volumes and anemic consumer demand as evidenced by historically low mill operating rates. Since the end of the first fiscal quarter, the Company has implemented necessary cost reduction strategies in North America, which included staffing reductions of employees and contractors that affected approximately 900 positions, or approximately 20 percent of the workforce, before consideration of the recent acquisition of Global Investment Recovery, Inc.
Mr. Dienst continued, “Our scrap intake declined by 39 percent in North America in the first nine months of our 2009 fiscal year on a year on year (excluding brokerage) and pro forma basis for the MMI merger. We have maintained tight controls over buy prices and inventory levels, and aggressively reduced our operating expenses. On a U.S. dollar equivalent basis, our operating expenses in North America declined by approximately 29 percent in our third fiscal quarter as compared to our first fiscal quarter. We’ve made difficult but necessary decisions to reduce expenses in order to offset margin compression and align our resources with lower scrap flows.”
Australasia
Sales revenue was down 25 percent to $886 million on the prior corresponding nine month period and EBIT was $27.0 million in the nine months ended 31 March 2009.
EBIT before inventory adjustments ($9 million) and non-ferrous contract renegotiations ($10 million) was $46.0 million in the nine months ended 31 March 2009. Scrap intake declined in Australasia by 23 percent, on a year on year basis, in the nine months ended 31 March 2009. Since the end of the first fiscal quarter, the Company implemented necessary cost reduction strategies in Australasia, which included staffing reductions of employees and contract workers that affected 83 positions, or approximately 8 percent of the workforce.
Mr. Dienst said, “Our Australian and New Zealand operations have done an excellent job of defending our margins and showing market leadership. We have aggressively reduced costs and operating expenses in our third fiscal quarter by 23 percent compared to our first fiscal quarter. By carefully managing our costs, prices, and operating expenses, we have been successful in mitigating the impact of the decline in scrap intake. We’re pleased that these operations, even in these challenging markets, remained profitable.”

Europe
Sales revenue was down 2 percent on the prior corresponding nine month period to $892 million and EBIT was a loss of $40.0 million in the nine months ended 31 March 2009.
EBIT was $10.0 million before the negative impact of inventory adjustments ($40 million) and non-ferrous contract renegotiations ($10 million) in the nine months ended 31 March 2009. Scrap intake declined in Europe by 17 percent on a year on year basis in the nine months ended 31 March 2009. During the third fiscal quarter, the Company implemented necessary cost reduction strategies in Europe including staffing reductions of employees and contract workers affecting approximately 150 positions, or approximately 10 percent of the workforce, before consideration of the recent acquisition of All Metal Recovery Limited.
Mr. Dienst said, “Like all of our operations around the world, the United Kingdom metals division has been challenged by margin compression, diminished scrap flows, and weak consumer demand. We have implemented cost reduction initiatives in Europe that successfully reduced our operating expenses in pounds sterling by 12 percent in our third fiscal quarter compared to our first fiscal quarter. We believe that our recent acquisition of All Metal Recovery Limited, together with new capital investments, position us to achieve significantly improved results in the United Kingdom as market conditions permit.”
Sims Recycling Solutions
The Company’s electronics recycling business, Sims Recycling Solutions (SRS), continues to navigate through difficult market conditions similar to the metal recycling business. Inventory adjustments and low commodity prices have affected SRS in all of its regions. In order to provide supplemental information related to SRS, but noting this information is also provided for in the geographic regions above, we report that in the nine months ended 31 March 2009, EBIT was a loss of $18.4 million, compared to EBIT of $65.9 million in the prior corresponding nine month period. SRS recorded inventory adjustments of approximately $16 million in the nine months ended 31 March 2009.
Mr. Dienst commented, “We continue to see tremendous growth potential for SRS over the long-term. We have made significant progress in reorienting our purchasing strategy in order to position the business to achieve enhanced margins and renewed profitability helped further by recent improved underlying commodity price appreciation.”
Cost Reduction Strategies
The Company has aggressively cut expenses and implemented controls over capital expenditures due to weak market conditions. Among other cost containment strategies, Sims Metal Management has reduced its global workforce – including contract workers – by approximately 1,100 positions (pro forma for acquisitions), or 16 percent since September 2008, in order to align resources with lower volumes and demand.
Capitalisation
As of 31 March 2009, the Company had debt balances, net of cash, of approximately $121 million, representing less than 4 percent of total capital.
Mr. Dienst stated, “Our balance sheet remained strong at 31 March 2009. By stressing an entrepreneurial spirit throughout the Company and a judicious use of shareholder capital, we are able to maintain our strong capitalisation even during these difficult times. Our core values of fiscal prudency and conservatism, combined with the operational excellence of Sims Metal Management’s talented employees, create a foundation for strength, growth and long-term shareholder value creation.”

Markets & Outlook
Ferrous and non-ferrous trading conditions remain difficult to forecast. There are encouraging signs, such as Chinese, Asian-Pacific, and Mediterranean activity, and the fact that prices for both ferrous and non-ferrous commodities have improved and are showing resilience at the current time. However, it may be too early to call a sustained recovery in both pricing and scrap intake levels.
Mr. Dienst said, “As we hope can be appreciated, the markets and economic conditions continue to make forecasting very difficult. April conditions have continued to reflect the circumstances of our third quarter and while encouraging signs exist at this early part of May with ferrous pricing firming and demand for copper scrap in certain cases trading at a premium to exchange traded metals, we remain cautious in our outlook. Based on the global economic turbulence and the general uncertainty in the scrap and metal markets, we are unable and unwilling to forecast our fourth fiscal quarter.”
Mr. Dienst continued, “The men and women of Sims Metal Management know that ‘hope is not a strategy’ and will remain focused on those things within our control: working safely, efficiently and protecting our balance sheet to capitalise on the many opportunities in front of us.”
Identification of Atypical, Abnormal, and Unusual Adjustments to the Three and Nine Month Results Ended 31 March 2009

	Three Month	Nine Month
	Results Ended	Results Ended
(in millions)	31 March 2009	31 March 2009
Non-Cash Goodwill Impairment Charge	$0	$173.0
Inventory Adjustments to Net Realisable Value	$6.5	$126.0
Non-Ferrous Contract Renegotiations	NM	$44.0
Redundancy Accruals	$2.2	$3.0
Leasehold Impairment & Yard Closure Costs	$0.4	$2.3
Sarbanes-Oxley Related Professional Fees	$2.7	$5.1

NM = Not Material
Non-Cash Goodwill Impairment Charge
As previously reported in the Company’s half year results through 31 December 2008, due to the economic environment, changes to the Company’s operating results and forecasts, and a significant reduction in the Company’s market capitalisation, Sims Metal Management was required to perform a goodwill impairment test in accordance with Australian Accounting Standards Board (AASB) 136 – “Impairment of Assets.” AASB 136 requires management to determine the value of the Company’s cash generating units. Management assessed the recoverable amount on a value-in-use basis, utilising discounted cash flows. As a consequence of the impairment review, the Company recorded in its half year results a $173 million (pre-tax and after-tax) non-cash charge to write-down the carrying value of goodwill in North America.

Restatement of Prior Corresponding Period
The profit after tax, EBIT and EBITDA for the prior corresponding periods ended 31 March 2008 have been restated to reflect the Company’s investment in SA Recycling LLC and the retrospective application of the Company’s change in accounting policy for land, buildings and leasehold improvements. Refer to Notes 1 (e), 2, and 3 in the interim financial report for the half-year ended 31 December 2008 for further information.
Cautionary Statements Regarding Forward-Looking Information
This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.
These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 10 December 2008.
Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.
All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release. All references to currencies, unless otherwise stated, reflect measures in Australian dollars.
About Sims Metal Management
Sims Metal Management (www.simsmm.com) is the world’s largest listed metal recycler with approximately 230 facilities globally. Sims’ core businesses are metal recycling and recycling solutions. Sims earns around 80 per cent of its revenue from international operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia. Sims has more than 6,000 employees and has its ordinary shares listed on the Australian Stock Exchange (ASX CODE: SGM) and its ADRs listed on the New York Stock Exchange (NYSE SYMBOL: SMS).
For further information contact

Dan Dienst Group Chief Executive Officer Tel: +1 212 500 7410	or	Rob Larry Group Chief Financial Officer Tel: +1 312 644 8205

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